

May 10, 2011

Mr. Brett Roper
Secretary of the Board of Directors
ChineseInvestors.com, Inc.
411 E. Huntington Drive #107-228
Arcadia, CA 91006

> **Re: ChineseInvestors.com, Inc.**
> **Amendment No. 4 to Form 10-12G**
> **Amendment No. 1 to Form 10-Q for the Period Ended February 28, 2011**
> **Filed April 27, 2011**
> **File No. 000-54207**

Dear Mr. Roper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 10-12G

General

1. We note that in your latest Form 10 amendment, you appear to have combined and included both the item requirements of Form 10 and the item requirements of Form 10-Q. There does not appear to be any basis under the federal securities laws for such a combined filing. You have also filed, as exhibits to the Form 10, certifications that appear to be based on the certifications required to be filed with a quarterly report on Form 10-Q by Section 302 of the Sarbanes-Oxley Act of 2002, as amended. There does not appear to be any basis under the federal securities laws for the filing of such certifications. Please amend your Form 10 promptly to remove the extraneous information and comply with the requirements of Form 10. To the extent that you wish to include in your Form 10 information from your quarterly reports on Form 10-Q, we

refer you to General Instruction F of Form 10, which addresses incorporation by reference.

Amendment No. 1 to Form 10-Q for the Period Ended February 28, 2011

Part II – Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 20

2. In future filings, please provide all of the Item 701 information required by Regulation S-K for each unregistered sale of equity securities during the period covered by this report, including, but not limited to, the exemption from registration that was relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael E. Shaff, Esq., Irvine Venture Law Firm, LLP (*via facsimile at* (949) 660-7799)